SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2004

Cambridge Antibody Technology Group PLC
(Translation of Registrant's Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

            Form 20-F        X                                Form 40-F ________

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

            Yes ________                                     No          X

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

EXHIBIT INDEX

            This filing contains the following exhibits.

            EXHIBIT                                             DESCRIPTION

99.1                                                     Press release issued by Cambridge Antibody
                                                                        Technology Group PLC regarding financial
                                                                        results for nine months ended June 30, 2004

99.2                                                     Press release issued by Cambridge Antibody
                                                                        Technology Group PLC regarding clinical
                                                                        trials of new drug candidate

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    13 September 2004                  Cambridge Antibody Technology Group PLC

                                                            By:       /s/ Rowena Gardner

                                                            Name:  Rowena Gardner
                                                            Title:     Director of Corporate Communications